Suite 1202 – 700 West Pender Street, Vancouver, BC V6C 1G8

Tollfree: 1-866-688-2001

Tel: (604) 688-2001  Fax: (604) 688-2043

Email: czn@canadianzinc.com  Website: www.canadianzinc.com

PRESS RELEASE

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$1,100,000 Raised in Financing

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Warrants and Options Converted and Exercised

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Development Stage Planning

For immediate release - Toronto – September 25, 2003.  Canadian Zinc Corporation (“TSX-CZN”) - announces that it has raised new financing of approximately  $1,100,000 through conversion of share purchase warrants and the exercise of employee and director stock options.   Of  this amount  $600,000  has been raised through the conversion,  at $0.25 per share, of share purchase warrants.  The warrants had an expiry date of December 18, 2003 .  Approximately $500,000  has been raised by the exercise of employee and director stock options at  exercise prices  between $0.20 and $0.25 per share.    The $1,100,000  will be added to working capital and utilized in the Company’s planned development program at its wholly owned Prairie Creek silver-zinc mine located in the Northwest Territories.

Development Program

The financing raised will be added to working capital and used to partly fund the planned underground decline development at the Prairie Creek mine authorized by the new Land Use Permit and Water Licence recently issued to Canadian Zinc on September 10, 2003 by the Mackenzie Valley Land and Water Board.

The proposed underground development will provide access to the vein mineralization below the existing four kilometers of mine working and allow drilling of the high grade core area that will form the nucleus of the start-up of operations.  Drilling from the decline will also allow the Company to extend the thicker strata-bound mineralization which lies below the currently defined working levels.

Planning for the proposed decline development program is now under way and it is anticipated that the project will be undertaken in the 2004 working season.  The planned program will involve about 1500 feet  of decline development and up to 30,000  feet of underground diamond drilling.

Prairie Creek – High Grade Long Life Silver-Zinc Mine

The Prairie Creek project includes a near complete mine, mill and supporting infrastructure, along with a substantial mineral resource base totalling 11.9 million tonnes grading 12,5% Zinc, 10,1% Lead, 161gr/t Silver and 0.4% Copper.  The mine was originally constructed, primarily as a silver mine, in 1982 but never achieved commercial production. During the 1990's Canadian Zinc significantly increased the mineral resource base at Prairie Creek and in 2001 completed a Scoping Study which demonstrated a viable commercial mine with a life of at least 18 years.

Prairie Creek contains a significant silver resource of over 70 million ounces, with the average silver grade of the resource of approximately 6 ounces per tonne.  The combined zinc/lead grade at greater than 22% metal per tonne places Prairie Creek amongst the highest grade mines in the world.  Typical silver grades of the high grade sections are about 10 ounces  (320gr/t) per tonne.

Environmental Considerations and First Nations Participation

The Company is committed to ensuring that the Prairie Creek project continues to be developed in a manner which is both environmentally responsible and fully open to the economic participation of the Deh Cho First Nations in general and the Nahanni Butte First Nation in particular.

The exhaustive environmental review carried out over the past two years by the Mackenzie Valley Environmental Review Board, prior to the recent issue of the new permits, recognizes, that with the appropriate protective measures, Prairie Creek can be operated with minimal environmental impact.

The Company has signed a comprehensive Co-Operation Agreement with the Nahanni Butte First Nation which sets out how Nahanni Butte will participate in the project.  Commenting on the opportunity for First Nations participation in the project, Chairman John Kearney made clear the Company’s commitment “to expand and intensify efforts to work closely with both Nahanni Butte and the Deh Cho peoples in general, to ensure this project continues  to proceed in a manner which respects the First Nations People’s special attachment to the land and also provides them with significant long term opportunities to participate in the development and operation of the Prairie Creek mine.”

For further information contact:

John F. Kearney	John A. MacPherson
Chairman	Director
(416) 362-6686	(604) 688-2001

A more extensive description of the Company’s activities is available on the Company’s web site at www.canadianzinc.com

This news release may contain forward looking statements based on assumptions and judgments of management regarding future events or results that may prove to be inaccurate as a result of exploration or other risk factors beyond its control. Actual results may differ materially from the expected results.